SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 2

Under the Securities Exchange Act of 1934

Enservco Corporation

(Name of Issuer)

Common Stock, par value $.005 per share

(Title of Class of Securities)

045295300

(CUSIP Number)

Michael D. Herman

Debra Herman

501 So. Cherry Street, Suite 320

Denver, CO 802446

303-333-3678

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 2, 2012

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1            NAME OF REPORTING PERSONS

Michael D. Herman

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                 (a)[  ]

                 (b)[  ]

3     SEC USE ONLY

4             SOURCE OF FUNDS

OO

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

Item 2(d)[__]

                Item 2(e)[__]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

Number of	7.	Sole Voting Power: 10,755,660
Shares
Beneficially	8.	Shared Voting Power: N/A
Owned by
Each	9.	Sole Dispositive Power: 12,866,660
Reporting
Person With:	10.	Shared Dispositive Power: N/A

Beneficially 8. Shared Voting Power: N/

Each 9. Sole Dispositive Power: 2,501,924

Person With: 10. Shared Dispositive Power: N/A

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,400,320

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[    ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 57.4%

14    TYPE OF REPORTING PERSON

IN

1            NAME OF REPORTING PERSONS

Debra Herman

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                 (a)[  ]

                 (b)[  ]

3     SEC USE ONLY

4             SOURCE OF FUNDS

OO

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

Item 2(d)[__]

                Item 2(e)[__]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

Number of	7.	Sole Voting Power: 6,533,660
Shares
Beneficially	8.	Shared Voting Power: N/A
Owned by
Each	9.	Sole Dispositive Power: 6,533,660
Reporting
Person With:	10.	Shared Dispositive Power: N/A

Beneficially 8. Shared Voting Power: N/

Each 9. Sole Dispositive Power: 2,501,924

Person With: 10. Shared Dispositive Power: N/A

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,400,320

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[    ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 57.4%

14    TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUE

This statement relates to the common stock, $0.005 par value, of Enservco Corporation, formerly known as Aspen Exploration Corporation. The principal executive offices of Enservco Corporation are presently located at 501 So. Cherry Street, Suite 320, Denver, CO 80246. Telephone: 303-333-3678.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This statement is filed by Michael D. Herman and Debra Herman, husband and wife.

(b)	Business address: 501 So. Cherry Street, Suite 320, Denver, CO 80246.

(c)	Oil and gas industry professional. Mr. Herman’s primary employment is as an officer, director and control person of Dillco Fluid Services, Inc. and its subsidiary and related entities. Dillco Fluid Services, Inc’s principal address is currently 501 So. Cherry Street, Suite 320, Denver, CO 80246. Mrs. Herman is not employed outside of the home.

(d)	During the last five (5) years, neither Mr. nor Mrs. Herman has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years, neither Mr. nor Mrs. Herman has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws

(f)	Citizenship: Mr. and Mrs. Herman are each a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As described in previous filings by Enservco, Michael D. Herman has loaned personal funds to Enservco and its predecessors as follows:

1.	On November 21, 2009 Mr. Herman loaned $500,000 to Heat Waves pursuant to the terms of a promissory note (the “Heat Waves Note”). The Heat Waves Note accrues interest at 3% per annum and is due in full by December 31, 2018. As part of loan agreements with Great Western Bank, Mr. Herman agreed to subordinate the debt represented by this note to all obligations to the bank. Interest is to be paid annually in arrears, but due to the subordination interest is being accrued to the loan balance.

2.	On March 31, 2010, Mr. Herman loaned an additional $1,200,000 to Heat Waves pursuant to the terms of a promissory note (the “Heat Waves Note II”). The Heat Waves Note II accrues interest at 3% per annum and is due in full by December 31, 2018. As part of the loan agreements with Great Western Bank, Mr. Herman agreed to subordinate the debt represented by this note to all obligations to the bank. Interest is to be paid annually in arrears, but due to the subordination interest is being accrued to the loan balance.

Mr. Herman was obligated to subordinate these amounts to debt that Enservco and its subsidiaries owed to Great Western Bank. With that Bank’s consent, Enservco made some payments to Mr. Herman, and at October 31, 2012, there was a total of $1,477,760 principal amount owed to Mr. Herman. Mr. Herman had also guaranteed Enservco’s debt to Great Western and, in February 2012, the disinterested members of Enservco’s board of directors determined to pay Mr. Herman $150,000 per year for his continuing guarantee obligation.

In October 2012, Enservco negotiated new financing arrangements with PNC Bank, National Association (“PNC”). In those negotiations, PNC required that Mr. Herman convert his subordinated debt into equity and that he continue to guarantee a portion of Enservco’s indebtedness to PNC (although the guarantee obligation, $3,500,000, was a significantly smaller portion than Mr. Herman’s guarantee to Great Western). PNC also required that Mr. Herman pledge certain shares he owned in a company, Pyramid Oil (“PDO”), to collateralize his guarantee. Except through Mr. Herman’s common ownership and status as a director of PDO, there is no affiliation between Enservco and PDO.

On October 24, 2012, in order to meet the PNC requirements the Company’s Board of Directors (other than Mr. Herman) approved a Conversion Agreement whereby Mr. Herman’s debt would be converted into equity. On November 2, 2012, Mr. Herman converted $1,477,000 of his debt was converted into 4,222 Units at a price of $350.00 per Unit. These were identical to the Units issued on that date and thereafter to certain accredited investors. Each Unit consisted of 1,000 shares of Enservco’s common stock and a warrant to purchase 500 shares at an exercise price of $0.55 per share; the warrant expires November 30, 2017. The Board of Directors also agreed to continue Mr. Herman’s fee for his continuing guarantee of Enservco’s indebtedness. At the time of the conversion, Enservco also paid Mr. Herman about $50,000 to accrued and unpaid interest and the amount of the principal not converted ($760).

ITEM 4. PURPOSE OF THE TRANSACTION

As described in Item 3, above, Enservco issued the Units to Mr. Herman in consideration of his converting his subordinated debt which was a condition precedent to the financing with PNC.

At the present time, neither Mr. nor Mrs. Herman has plans or proposals which relate to or would result in those items listed in Item 4 of Schedule 13D under the Securities Exchange Act of 1934, or any action similar to those enumerated therein.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

The following table reflects Mr. and Mrs. Herman’s ownership of the common shares of Enservco Corporation following the conversion of Mr. Herman’s subordinated debt:

Michael D. Herman	prior ownership	6 ,533,660	a
	shares reported herein	4,222,000	b
	warrants reported herein	2,111,000	b
Debra Herman	prior ownership	6 ,533,660	a

a.	Acquired by Mr. Herman and Mrs. Herman in July 2010 upon completion of the reverse acquisition of Enservco (then known as Aspen Exploration Corporation).

b.	Acquired by Mr. Herman in November 2012 upon conversion of his subordinated debt as described herein.

As reflected in the foregoing table,

•	Mr. Herman owns directly and has sole voting power and dispositive power over 10,755,660 shares of Enservco common stock, and with the warrants acquired as reported herein has sole investment power over 12,866,660 shares.

•	Mrs. Herman owns directly and has sole voting power and dispositive power over 6,533,660 shares of Enservco common stock.

•	Together, each has beneficial ownership over 19,400,320 shares, constituting 57.4%* of the total number of shares outstanding following the completion of the equity placement completed with and following the PNC refinancing. The foregoing percentage calculation includes Mr. Herman’s warrants, which are currently exercisable, but does not include other options or warrants which are not held by Mr. or Mrs. Herman. Not including Mr. Herman’s warrants but only the common stock owned by Mr. and Mrs. Herman, their ownership constitutes 54.5%^ of the total number of shares currently outstanding.

*	The denominator for the percentage calculations reflects that, on August 1, 2012, Enservco reported 21,778,866 shares outstanding. Enservco’s Form 8-K reported the sale of Units including 5,699,428 shares and warrants to purchase an additional 2,849,140 shares and the issuance of 4,222,000 shares and warrants to purchase 2,111,000 shares to Mr. Herman. The numerator and the denominator both include the warrants held by Mr. Herman, but not other currently exercisable warrants or options (none of which are held by Mr. or Mrs. Herman).

^	The denominator is calculated as above, except neither the numerator nor the denominator includes the currently exercisable warrants held by Mr. Herman.

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock described herein, except as described in Item 6, below. See Item 3, above, for a more detailed description of the transaction.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

Mr. Herman has, from the inception of Enservco’s banking relationship with Great Western (including prior to the July 27, 2010 merger transaction), been an unlimited guarantor of Enservco’s and its predecessors’ obligations to Great Western. As disclosed in Enservco’s reports filed under the Securities Exchange Act of 1934, Mr. Herman also has personal banking relationships with Great Western.

•	Mr. Herman has collateralized his guarantee and his personal banking obligations to Great Western with substantially all of his personal assets, including a pledge to Great Western of 6,533,660 shares of Enservco common stock. The pledge agreement is in writing and is on the standard bank form with no exceptional terms or conditions.

•	Mrs. Herman’s shares are not pledged to collateralize any obligation.

Starting February 1, 2012, pursuant to consent by the board dated February 10, 2012, Enservco agreed to pay Mr. Herman a continuing guarantee fee of $150,000 per year; such payment would continue for so long as Mr. Herman is liable as guarantor of Enservco debt in excess of $5,000,000. This annual payment is not viewed as a base salary; it is deemed a fee paid to Mr. Herman for risks associated with the personal guarantees given on behalf of Enservco for various debt agreements held by Enservco.

On November 2, 2012, Enservco entered into a Credit Agreement with PNC Bank, National Association. As part of the Credit Agreement, Enservco’s loans from Great Western were paid off. Mr. Herman personally guaranteed the PNC Credit Agreement through a pledge of his personal assets. The pledge agreement is in writing and is on the standard bank form with no exceptional terms or conditions.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 16, 2012
/s/ Michael D. Herman
By: Michael D. Herman

November 16, 2012
/s/ Debra Herman
By: Debra Herman